                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)



                                PLC SYSTEMS INC.
                      ------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                      ------------------------------------
                         (Title of Class of Securities)


                                   69341D 10 4
                      ------------------------------------
                                 (CUSIP Number)



                                BRUCE P. GARREN
                        EDWARDS LIFESCIENCES CORPORATION
                                 ONE EDWARDS WAY
                            IRVINE, CALIFORNIA 92614
                            TELEPHONE: (949) 250-2500
                      ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 JANUARY 9, 2001
                      ------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


                         (Continued on following pages)

                               (Page 1 of 9 Pages)

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CUSIP NO. 69341D 10 4                13D                  PAGE 2 OF 9 PAGES
-----------------------                                -----------------------

-------- ----------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Edwards Lifesciences Corporation
               36-4316614
-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |_|
-------- ----------------------------------------------------------------------
3        SEC USE ONLY


-------- ----------------------------------------------------------------------
4        SOURCE OF FUNDS

               WC
-------- ----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                         |_|

-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware, U.S.A.
---------------------------- ----- --------------------------------------------
         NUMBER OF           7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                           5,333,333
         OWNED BY            ----- --------------------------------------------
           EACH              8     SHARED VOTING POWER
        REPORTING
       PERSON WITH                            0
                             ----- --------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                              5,333,333
                             ----- --------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                              0
---------------------------- ----- --------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,333,333 (Includes the right to acquire 3,000,000 shares of Common Stock pursuant to the exercise of the Warrants (as defined herein))
-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         |_|

-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               28.4% (Assumes the exercise of the Warrants, which has not yet occurred)
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

               CO
-------- ----------------------------------------------------------------------

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CUSIP NO. 69341D 10 4                13D                  PAGE 3 OF 9 PAGES
-----------------------                                -----------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock (the "Common Stock"), no par value, of PLC Systems Inc. (the "Company"). The address of the Company's principal executive offices is 10 Forge Park, Franklin, Massachusetts 02038.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Edwards Lifesciences Corporation, a Delaware corporation ("Edwards"). The address of Edwards' principal office is One Edwards Way, Irvine, California 92614. The principal business of Edwards is manufacturing, marketing and selling a comprehensive line of products and services to treat late-stage cardiovascular disease.

         Schedule I hereto sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors and executive officers of Edwards.

         Neither Edwards nor, to its knowledge, any of the persons identified in
Schedule I, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 9, 2000, pursuant to the Securities Purchase Agreement, dated as of January 7, 2001 (the "Purchase Agreement"), by and among Edwards, the Company and PLC Medical Systems, Inc., a Delaware corporation ("PLC Medical"), Edwards acquired 5,333,333 shares (the "Shares") of Common Stock and a warrant that entitles it to purchase 1,000,000 shares of Common Stock at any time prior to January 9, 2004 at a purchase price of $1.50 per share, a warrant that entitles it to purchase 1,000,000 shares of Common Stock at any time prior to January 9, 2005 at a purchase price of $2.50 per share, and a warrant that entitles it to purchase 1,000,000 shares of Common Stock at any time prior to January 9, 2006 at a purchase price of $3.50 per share (the warrants are collectively referred to herein as the "Warrants"). Edwards

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CUSIP NO. 69341D 10 4                13D                  PAGE 4 OF 9 PAGES
-----------------------                                -----------------------

used funds from its working capital to purchase the Shares and Warrants issued by the Company.

ITEM 4.  PURPOSE OF TRANSACTION.

         The principal purpose of the transaction described under Item 3 above was the acquisition of equity in the Company. Edwards intends from time to time to review its investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Edwards will take such actions in the future as it may deem appropriate in light of the circumstances existing at the time. Edwards may acquire Common Stock or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, Edwards may determine to dispose of some or all of the Company's securities currently owned by it or otherwise acquired by it either in the open market (subject to applicable legal restrictions) or in privately negotiated transactions.

         In connection with the purchase of the Shares and Warrants, Edwards also entered into a Shareholders Agreement with the Company (the "Shareholders Agreement"), dated as of January 9, 2001, that provides Edwards with the right to nominate a designee for election to the board of directors of the Company and to acquire additional shares of Common Stock under certain circumstances. For a more detailed description of the Shareholders Agreement, see Item 6 below. Also in connection with the investment by Edwards, Edwards Lifesciences LLC, a Delaware limited liability company and a wholly owned subsidiary of Edwards, entered into a distribution arrangement with PLC Medical to distribute certain products of PLC Medical.

         Except as described herein in Items 4 and 6, Edwards presently does not have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although it reserves the right to develop such plans.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Except as set forth herein, neither Edwards, nor, to its knowledge, any person named in Schedule I, beneficially owns any other shares of Common Stock of the Company.

         (a) Edwards beneficially owns an aggregate of 5,333,333 shares of Common Stock, which constitute approximately 18.2% of the total number of presently outstanding shares of

-----------------------                                -----------------------
CUSIP NO. 69341D 10 4                13D                  PAGE 5 OF 9 PAGES
-----------------------                                -----------------------

Common Stock. Edwards also beneficially owns the right to acquire up to 3,000,000 more shares of Common Stock pursuant to the exercise of the Warrants. Assuming the exercise of the Warrants, Edwards would beneficially own 8,333,333 shares of Common Stock, which would constitute approximately 28.4% of the total number of presently outstanding shares of Common Stock.

         (b) Edwards has the sole power to vote and dispose 5,333,333 shares of Common Stock, subject to certain restrictions set forth in the Shareholders Agreement described in Item 6 below.

         (c) Pursuant to the Purchase Agreement, Edwards acquired the Shares and Warrants on January 9, 2001. To Edwards' knowledge, there have been no transactions in the Common Stock by the persons named on Schedule I during the past 60 days.

         (d) To Edwards' knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by it.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In addition to the Purchase Agreement described in Item 3 above pursuant to which Edwards acquired the Shares and Warrants, Edwards also entered into the following contracts or arrangements with the Company with respect to the Company's securities:

WARRANTS

         Pursuant to the Purchase Agreement, Edwards acquired from the Company the Warrants. The number of shares exercisable pursuant to the Warrants and the exercise price are subject to adjustment from time to time.

SHAREHOLDERS AGREEMENT

         Edwards and the Company are parties to the Shareholders Agreement. The Shareholders Agreement grants Edwards certain rights including the right to nominate a designee for election to the board of directors of the Company, the right to participate in future issuances of Common Stock by the Company, and rights with respect to the registration under the Securities Act of 1933 of shares of Common Stock owned by Edwards. In the

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CUSIP NO. 69341D 10 4                13D                  PAGE 6 OF 9 PAGES
-----------------------                                -----------------------

Shareholders Agreement, Edwards also agrees to vote its shares of Common Stock in proportion to the votes cast by all other holders of Common Stock except with respect to certain matters with respect to which it can vote according to its sole discretion. The Shareholders Agreement also sets forth agreements between the parties as to certain tax matters.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Securities Purchase Agreement, dated as of January 7, 2001, by and among Edwards Lifesciences Corporation, PLC Systems Inc. and PLC Medical Systems, Inc.

Exhibit 2. Shareholders Agreement, dated as of January 9, 2001, by and between Edwards Lifesciences Corporation and PLC Systems Inc.

Exhibit 3. Warrant to Purchase Common Shares of PLC Systems Inc. (Warrant No. 1) dated January 9, 2001.

Exhibit 4. Warrant to Purchase Common Shares of PLC Systems Inc. (Warrant No. 2) dated January 9, 2001.

Exhibit 5. Warrant to Purchase Common Shares of PLC Systems Inc. (Warrant No. 3) dated January 9, 2001.

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CUSIP NO. 69341D 10 4                13D                  PAGE 7 OF 9 PAGES
-----------------------                                -----------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:     April 4, 2001


                                    Edwards Lifesciences Corporation


                                    By:    /s/ BRUCE P. GARREN
                                        --------------------------------
                                        Name:  Bruce P. Garren
                                        Title: Corporate Vice President,
                                               General Counsel and Secretary

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CUSIP NO. 69341D 10 4                13D                  PAGE 8 OF 9 PAGES
-----------------------                                -----------------------

                                   SCHEDULE I

         Set forth below is the name, current business address, the present principal occupation or employment of each director and executive officer of Edwards Lifesciences Corporation. Unless otherwise indicated, each person's present principal occupation is serving in his or her respective position with Edwards Lifesciences Corporation. Each person is a citizen of the United States of America.


                           POSITION WITH                         PRINCIPAL OCCUPATION/
NAME                       EDWARDS LIFESCIENCES                  BUSINESS ADDRESS
----                       --------------------                  ---------------------
Michael A. Mussallem       Chairman and Chief Executive          One Edwards Way
                           Officer, Director                     Irvine, California 92614

Michael R. Bowlin          Director                              Executive (Retired)
                                                                 One Edwards Way
                                                                 Irvine, California 92614

Victoria R. Fash           Director                              Executive (Retired)
                                                                 One Edwards Way
                                                                 Irvine, California 92614

Vernon R. Loucks Jr.       Director                              Executive (Retired)
                                                                 One Edwards Way
                                                                 Irvine, California 92614

Philip M. Neal             Director                              Chairman and Chief Executive
                                                                 Officer and Director
                                                                 Avery Dennison Corporation
                                                                 150 North Orange Grove Blvd.
                                                                 Pasadena, California 91103

David E.I. Pyott           Director                              President and Chief Executive
                                                                 Officer and Director
                                                                 Allergan, Inc.
                                                                 2525 Dupont Avenue
                                                                 Irvine, California 92612

Bruce J. Bentcover         Corporate Vice President,             One Edwards Way
                           Chief Financial Officer and           Irvine, California 92614
                           Treasurer

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CUSIP NO. 69341D 10 4                13D                  PAGE 9 OF 9 PAGES
-----------------------                                -----------------------

Bruce P. Garren            Corporate Vice President,             One Edwards Way
                           General Counsel and Secretary         Irvine, California 92614

John H. Kehl, Jr.          Corporate Vice President,             One Edwards Way
                           Strategy and Business Development     Irvine, California 92614

Robert C. Reindl           Corporate Vice President,             One Edwards Way
                           Human Resources                       Irvine, California 92614

                                  EXHIBIT INDEX


Exhibit 1. Securities Purchase Agreement, dated as of January 7, 2001, by and among Edwards Lifesciences Corporation, PLC Systems Inc. and PLC Medical Systems, Inc.

Exhibit 2. Shareholders Agreement, dated as of January 9, 2001, by and between Edwards Lifesciences Corporation and PLC Systems Inc.

Exhibit 3. Warrant to Purchase Common Shares of PLC Systems Inc. (Warrant No. 1) dated January 9, 2001.

Exhibit 4. Warrant to Purchase Common Shares of PLC Systems Inc. (Warrant No. 2) dated January 9, 2001.

Exhibit 5. Warrant to Purchase Common Shares of PLC Systems Inc. (Warrant No. 3) dated January 9, 2001.